GS VALET, INC.
4315 Lemac Drive
Houston, Texas 77096

Loan Lauren P. Nguyen
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	GS Valet, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on August 24, 2012 File No. 333-182629

Dear Ms. Nguyen:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated September 10, 2012:

Prospectus Summary, page 4

1.
We note your response to prior comments 8 and 19. Please reconcile the disclosure on page 4 that your burn rate is estimated at approximately $1,000 consisting almost entirely of insurance costs, with your disclosure on page 9 that you expect to incur expenses of approximately $25,000 per year associated with your satisfying your reporting requirements as a public company. Please revise to disclose your monthly “burn rate,” pre- and post offering.

RESPONSE:
On pages 4 and 9, we have reconciled our disclosure to provide that we expect to incur expenses of approximately $16,000 per year, or $4,000 per quarter, associated with satisfying our reporting requirements as a public company. These expenses consist of paying a temporary financial preparer, our auditor, legal fees and EDGAR filing fees.

Description of Business, page 19

2.
We note your response to our prior comment 22 and reissue in part. Please further revise to explain how Mr. Scheckter will hire and train your drivers when he is located in Texas and your valet parking jobs are located in New Jersey and New York. Also revise your “Risk Factors” and “Employees sections accordingly.

RESPONSE:
On page 20, we have further revised our disclosure to explain the process that we follow in hiring and training our drivers. Mr. Scheckter has each new applicant complete an online application and consent to a motor vehicle report. Then, Mr. Scheckter has a phone call with each applicant to discuss being a valet driver and our standard employee policies and to review our training and safety manual. Lastly, each driver will receive on the job training from a more experienced valet driver.

Financial Statements
Consolidated Statements of Operations, page F-3
Consolidated Statements of Cash Flows, page F-4

3.	Please revise to provide audited financial information for the year ended September 30, 2011 in the statement of operations and in the statement of cash flows.

RESPONSE:	On pages F-3 and F-4, we have provided audited financial information for the year ended September 30, 2011in the statement of operations and in the statement of cash flows.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

GS Valet, Inc.

/s/ Neil Scheckter
Neil Scheckter
President and CEO